UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-40816

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Argo Blockchain plc

(Translation of registrant’s name into English)

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9th Floor

16 Great Queen Street

London WC2B 5DG

England

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒
Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Board Announcement dated 24 February 2022

Press Release

24 February 2022

Argo Blockchain PLC

("Argo" or "the Company")

Board Appointment

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB), is pleased to announce the appointment of Raghav Chopra as an independent non-executive director effective as of 23 February 2022.

Raghav Chopra is a digital assets and technology investor with over fifteen years of experience in these sectors. He was most recently a Portfolio Manager for AllianceBernstein LP, and has a decade of experience in managing a significant and wide range of technology investments at leading hedge funds. Prior to that, Mr. Chopra was an Associate in private equity at The Carlyle Group and an Analyst in investment banking at Goldman Sachs & Co.

Mr. Chopra holds a Bachelor of Science in Electrical Engineering and Economics with Distinction from Yale University, and a Master of Business Administration with High Distinction from the Harvard Business School, where he was named a George F. Baker Scholar. He also serves on the Board of the Harvard Club of New York City Foundation and is a member of the Economic Club of New York.

Peter Wall, Chief Executive of Argo and interim Chairman, said: "After an extensive selection process, we are delighted to welcome Raghav to the board as an independent director. Raghav brings a wealth of experience within the capital markets and financial technology sectors, and specific insight that will be invaluable as Argo looks to continue to progress as a global leader in cryptocurrency mining."

There are no details to be disclosed under paragraph 9.6.13 (2) to (6) of the Listing Rules.

The information communicated in this announcement is inside information for the purposes of Article 7 of Regulation 596/2014.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Emma Hodges Salamander Davoudi Fabio Galloni-Roversi Monaco argoblock@tancredigroup.com	+44 7727 180 873 +44 7861 995 628 +44 7957 549 906 +44 7888 672 701

About Argo:

Argo Blockchain plc is a global leader in cryptocurrency mining with one of the largest and most efficient operations powered by clean energy. The Company is headquartered in London, UK and its shares are listed on the Main Market of the London Stock Exchange under the ticker: ARB and on the Nasdaq Global Select Market in the United States under the ticker: ARBK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 February, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: Davis Zaffe Title: General Counsel